# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGILYSYS INC, CIK 0000078749
CUSIP: 00847J105
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 3655 Brookside Parkway, Suite 300, Alpharetta, Georgia (GA), 30022
Date of event which requires filing of this statement: 01/22/2025
Amends the filing with accession number 0001013594-08-000400
Filed by CIK 0001385702
Persons authorized to receive notices and communications: David N. Smith, COO, MAK Capital One L.L.C., 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3291; Howard M. Berkower, Esq., McCarter & English, LLP, 250 West 55th Street, 13th Floor, New York, New York (NY), 10019, 212-609-6800

## Reporting persons
- MAK CAPITAL FUND LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,192,730; sole dispositive power 0; shared dispositive power 1,192,730; aggregate amount beneficially owned 1,192,730 (4.3% of the class)
- MAK CAPITAL ONE L.L.C. (CIK 0001385702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,192,730; sole dispositive power 0; shared dispositive power 1,192,730; aggregate amount beneficially owned 1,192,730 (4.3% of the class)
- MICHAEL A. KAUFMAN (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,580; shared voting power 1,192,730; sole dispositive power 9,580; shared dispositive power 1,192,730; aggregate amount beneficially owned 1,202,310 (4.3% of the class)
- KAUFMAN 2012 DESCENDANTS TRUST (CIK 0002041357): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 225,384; sole dispositive power 0; shared dispositive power 225,384; aggregate amount beneficially owned 225,384 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: AGILYSYS INC
Comment:
This statement is filed with respect to the shares of the common stock, without par value (the "Shares"), of Agilysys, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on July 1, 2008, as amended, including most recently amended by Amendment No. 25 thereto filed with the SEC on June 20, 2024 ("Amendment 25," and collectively as so amended through Amendment 25, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital Fund LP, a Bermuda Islands limited partnership ("MAK Fund"), MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), Michael A. Kaufman, a United States citizen ("Mr. Kaufman") and Kaufman 2012 Descendants Trust, David N. Smith Trustee ("Kaufman Trust" and collectively with MAK Fund, MAK Capital and Mr. Kaufman, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing: David N. Smith ("Mr. Smith") is the sole trustee of the Kaufman Trust.
Residence or business address: Mr. Smith's business address is 590 Madison Avenue, 31st Floor, New York, NY 10022
Present principal occupation or employment: Mr. Smith's principal occupation is to serve as the Chief Operating Officer and Managing Director of MAK Capital.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction: The sale of Shares reported on Schedule A hereto were pursuant to a trading plan adopted on September 10, 2024 by the Kaufman Trust with Fidelity Brokerage Services LLC ("10b5-1 Trading Plan") intended to satisfy the affirmative defense set forth in Rule 10b5-1(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, to sell up to 112,692 Shares in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended. The 10b5-1 Trading Plan was completed on January 24, 2025 and there will be no further sales of Shares under the 10b5-1 Trading Plan. A form of the 10b5-1 Trading Plan is Exhibit 1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership percentages are calculated based on 27,963,988 Shares of the Issuer outstanding as of January 17, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2024, filed with the SEC on January 21, 2025.

As of January 21, 2025:

Each of MAK Fund and MAK Capital beneficially owns 1,192,730 Shares, representing 4.3% of the outstanding Shares;

Mr. Kaufman may be deemed to beneficially owns 1,202,310 Shares (inclusive of the 1,192,730 Shares noted immediately above), representing 5.1% of the outstanding Shares; and

Kaufman Trust beneficially owns 225,384 Shares, representing 0.8% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the MAK Fund, MAK Capital and Mr. Kaufman share voting power and investment power with respect to the 1,192,730 Shares which include the 327,600 Shares subject to the Collar (see the second paragraph to Item 6). Mr. Kaufman disclaims beneficial ownership with respect to the Shares held by the Kaufman Trust. Mr. Kaufman has sole share voting power and investment power with respect to 9,580 Shares. Mr. Smith disclaims beneficial ownership withrespect to the Shares beneficially owned by MAK FUND, MAK Capital andMr. Kaufman. The information contained in rows 7 to 11 on each of the cover pages is incorporated by reference in its entirety.
Transactions in the class effected during the past sixty days:
The transactions effected by the Reporting Persons under the 10b5-1 Trading Plan during the last 60 days are set forth below:

Date Sold 2025 Shares Sold Price per Share

January 2 7,500 $130.55
January 3 7,500 $132.66
January 6 7,500 $130.34
January 7 7,500 $128.57
January 8 7,500 $132.04
January 10 7,500 $130.29
January 13 7,500 $126.26
January 14 7,500 $128.81
January 15 7,500 $132.98
January 16 7,500 $133.71
January 17 7,500 $128.17
January 21 7,500 $125.49
January 22 7,500 $100.17
January 23 7,500 $96.68
January 24 7,692 $93.10

In addition, during the last 60 days the Reporting Persons entered into the Collar. The information contained in the second paragraph of Item 6 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 4 is incorporated herein by reference.

On December 3, 2024, MAK Capital on behalf of MAK Fund entered into a "zero cost collar" arrangement ("Collar") with Goldman Sachs & Co. LLC relating to 327,600 Shares. Pursuant to the Collar, MAK Capital wrote European call options and purchased European put options which options have the same expiration date. Only one of such options can be in-the money on the expiration date. On that date, the Collar is expected to be physically settled by delivery of Shares unless MAK Capital elects to pay cash to settle its obligations, if any, under the Collar. The Reporting Persons retain beneficial ownership of the 327,600 Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Form of Rule 10b5-1 Transaction Plan dated September 10, 2024 between MAK Capital One L.L.C. and Fidelity Brokerage Services LLC.

## Signatures
- MAK CAPITAL FUND LP: /s/ Michael A. Kaufman, Michael A. Kaufman/ Managing Member of General Partner (01/24/2025)
- MAK CAPITAL ONE L.L.C.: /s/ Michael A. Kaufman, Michael A. Kaufman/ Managing Member (01/24/2025)
- MICHAEL A. KAUFMAN: /s/ Michael A. Kaufman, Michael A. Kaufman (01/24/2025)
- KAUFMAN 2012 DESCENDANTS TRUST: /s/ David N. Smith, David N. Smith/Trustee (01/24/2025)